Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated March 25, 2014

1 Fantex EJ Manuel: Brand Video Storyboard

 2 When I was in school, my teacher looked at me. She was like, you probably won’t make it to the pros. Just go to college and get a degree. I never forgot her saying that. Even though it hurt my feelings, I think it helped fuel my fire. To this day, it still fires me up a little bit.

 3 On the field, I think the biggest thing is never feel like you’ve made it to the point where you can’t get any better. If you can’t get any better, you should probably just stop playing. Whether it’s running more laps around the track, waking up earlier in the morning, and making sure your diet is right – so many different things that plays into being a great professional. And that’s what I want to be.

 4 I first got into football when I was six years old. My dad got me into it, and I loved it from day one. I have the best parents in the world. They are truly my heroes. My mom battled breast cancer. She got diagnosed and she didn’t even want to tell me about it because she didn’t want me to have like a nervous breakdown in my season.

 5 She won that battle. My mom’s a warrior. I think that’s where I get it from. When I got to high school, I became a starter as a 9th grader. Any time you have a young guy trying to lead guys that have been there for ears, you’re always going to have some pessimism. But we went out there, and I helped those guys win.

 6 My dad would always teach me from a young age, never be afraid to go up and play against the older kids. So I go out on the field and have no fear. It’s easy for me. I was thirteen and told them I wanted to go to Florida State, not knowing years later I’d be signing my letter of intent to FSU.

 7 We were playing Notre Dame and we were down. I had hurt my leg in the second quarter and just continued to play on it. And then found out it was broken, you know I earned a lot of their respect by taking the hits and playing my game. I tell myself I’m the best. I tell myself I’ll be a first round draft pick at 21. It was not me being arrogant. It was just me believing in myself.

 8 I don’t think there’s any magic potion to going out and being successful. You just have to work. And when you work, you get the results. I don’t want to be just another player that made it into the draft and made it into the NFL. I want to be someone who with football used that vehicle to help other people in other facets of life.

 9 At the end of the day, nothing is going to really shake me away from achieving my goals or trying to be the person that I want to be. I just got to go out there and continue to be EJ; be fearless. And go out there and play.

10 Fantex, Inc. is in the business of acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. Our focus is assisting our brands in creating and developing a vision for their brand identity. The preceding video looked at the EJ Manuels Brand. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482.

Video Introducing EJ Manuel

Fantex Incorporated

The Brand Building Company

EJ Manuel

Voice over:

When I was in school, my teacher looked at me.

She was like, you probably won’t make it to the pros. Just go to college and get a degree. I never forgot her saying that.

Even though it hurt my feelings, I think it helped fuel my fire. To this day, it still fires me up a little bit.

On the field, I think the biggest thing is never feel like you’ve made it to the point where you can’t get any better. If you can’t get any better, you should probably just stop playing.

Whether it’s running more laps around the track, waking up earlier in the morning and making sure your diet is right — so many different things that plays into being a great professional.

And that’s what I want to be.

I first got into football when I was six years old. My dad got me into it, and I loved it from day one.

I have the best parents in the world. They are truly my heroes.

My mom battled breast cancer. She got diagnosed and she didn’t even want to tell me about it because she didn’t want me to have like a nervous breakdown in my season.

She won that battle. My mom’s a warrior. I think that’s where I get it from.

When I got to high school, I became a starter as a 9th grader.

Any time you have a young guy trying to lead guys that have been there for years, you’re always going to have some pessimism. But we went out there, and I helped those guys win.

My dad would always teach me from a young age, never be afraid to go up and play against the older kids. So I go out on the field and I have no fear. It’s easy for me.

I was thirteen and told them I wanted to go to Florida State, not knowing years later I’d be signing my letter of intent to FSU.

We were playing Notre Dame and we were down. I hurt my leg in the second quarter and just continued to play on it. And then found out it was broken, you know I earned a lot of their respect by taking the hits and playing my game.

I tell myself I’m the best. I tell myself I’ll be a first round pick at 21. It was not me being arrogant. It was just me believing in myself.

I don’t think there’s any magic potion to going out and being successful. You just have to work.

And when you work, you get the results.

I don’t want to be just another player that made it into the draft and made it into the NFL. I want to be someone who with football used that vehicle to help other people in other facets of life.

At the end of the day, nothing is going to really shake me away from achieving my goals or trying to be the person that I want to be.

I just got to go out there and continue to be EJ; be fearless. And go out there and play.

Fantex Incorporated

The Brand Building Company

Fantex, Inc. is in the business of acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. Our focus is assisting our brands in creating and developing a vision for their brand identity. The preceding video looked at the EJ Manuel Brand.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482.